EXHIBIT 99.1

Press Release Dated September 29, 2010,

Suncor Energy responds to spill at Montreal refinery port facilities

News Release

FOR IMMEDIATE RELEASE

Suncor Energy responds to spill at Montreal refinery port facilities

Montreal, Quebec (Sept. 29, 2010) — Suncor Energy is responding to a diesel spill that occurred last night at its Montreal refinery port facilities. Current estimates indicate that approximately 35 barrels of diesel leaked into the St. Lawrence River.

Suncor’s emergency response team was activated immediately supported by the Montreal fire department and containment booms were deployed into the river to contain the product at the dock. Currently, there is no evidence of any damage to fish or wildlife.

“The source of the leak has been stopped. Most of the product has been contained and is currently being recovered with the use of vacuum trucks,” said Bruno Francoeur, vice president, Suncor Montreal refinery. “Suncor’s first priority is to protect the environment and to minimize the impact of this incident on the river. At this point, with the containment we have deployed to the river, we expect to complete the recovery of at least 30 barrels of diesel within approximately 24 hours.”

All the required regulatory bodies, including the Ministry of the Environment, have been notified and are actively engaged in the situation. Suncor will continue to provide updates on its website at www.suncor.com as further information becomes available.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: the estimated time (24 hours) to complete the clean-up of the spill that occurred at Suncor’s Montreal refinery facility and the expected recovery of the vast majority of the spilled diesel. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 Website: www.suncor.com securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:
Media inquiries:	403-920-8332
Investor inquiries:	Helen Kelly 403-296-6557